NextPlay Technologies, Inc. S-3/A

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the reference of our firm under the caption “Experts” in this registration statement (Form S-3/A (Amendment No. 2)) for NextPlay Technologies, Inc. and to the incorporation by reference of our report dated June 7, 2021 relating to the consolidated financial statements of NextPlay Technologies, Inc.’s formerly Monaker Group, Inc., which appears in NextPlay Technologies, Inc.’s formerly Monaker Group, Inc. Form 10-K, for the year ended February 28, 2021. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ TPS Thayer LLC

TPS Thayer LLC

Sugar Land, Texas

October 27, 2021